UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PROTHERICS PLC

(Name of Issuer)

ORDINARY SHARES OF GBP 0.02 EACH

(Title of Class of Securities)

743707101

(CUSIP Number)

SEPTEMBER 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743707101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HBOS PLC / SC218813

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization SCOTLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,717,823

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 14,717,823

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,717,823

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.047%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer PROTHERICS PLC
	(b)	Address of Issuer’s Principal Executive Offices THE HEATH BUSINESS AND TECHNICAL PARK, RUNCORN, CHESHIRE, WA7 4QF.

Item 2.
	(a)	Name of Person Filing HBOS PLC
	(b)	Address of Principal Business Office or, if none, Residence THE MOUND, EDINBURGH, EH1 1YZ
	(c)	Citizenship REGISTERED IN SCOTLAND
	(d)	Title of Class of Securities ORDINARY GBP 0.02 SHARES
	(e)	CUSIP Number 743707101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 14,717,823
(b) Percent of class: 6.047%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 14,717,823
(ii) Shared power to vote or to direct the vote Not Applicable
(iii) Sole power to dispose or to direct the disposition of 14,717,823
(iv) Shared power to dispose or to direct the disposition of Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Insight Investment Management (Global) Limited, a wholly owned subsidiary company of HBOS plc, manages the shares detailed in Item 4 on behalf of a number of investment funds. Insight Investment Management (Global) Limited has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities on behalf of the said investment funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Insight Investment Management (Global) Limited, I.R.S. Identification No 827982, a company registered in England and Wales, is a 100% owned subsidiary company of HBOS plc.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

07/10/2005
Date
/s/ Kenny Melville
Signature
Kenny Melville, Company Secretarial Manager
Name/Title